Principal Real Asset Fund
Supplement dated August 28, 2024
to the Prospectus dated August 1, 2024

This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.

Additional Information about Investment Strategies and Risks
Delete the Cash Management (Non-Principal) section in its entirety and replace with the following:
Cash Management (Non-Principal)
A Fund may have uninvested cash balances pending investment in other securities, pending payment of redemptions, or in other circumstances where liquidity is necessary or desirable. A Fund may hold uninvested cash; invest it in cash equivalents such as money market funds, including the Principal Funds, Inc. - Government Money Market Fund; lend it to other Funds pursuant to the Funds' interfund lending facility; and/or invest in other instruments that those managing the Fund’s assets deem appropriate for cash management purposes. Generally, these types of investments offer less potential for gains than other types of securities. For example, to attempt to provide returns similar to its benchmark, a Fund (regardless of how it designates usage of derivatives and investment companies) may invest uninvested cash in derivatives, such as total return swaps, credit default swap index (CDX), stock index futures contracts, or exchange-traded funds (“ETFs”), including Principal Exchange-Traded Funds ETFs. In selecting such investments, Principal Global Investors, LLC (“PGI”), the Funds’ advisor, may have conflicts of interest due to economic or other incentives to make or retain an investment in certain affiliated funds instead of in other investments that may be appropriate for a Fund.

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